Exhibit 99.2

ASX ANNOUNCEMENT 10 DECEMBER 2024

Change of Director’s Interest Notice

Sydney, Australia – 10 December 2024 – Radiopharm Theranostics Limited (ASX:RAD, NASDAQ:RADX, “Radiopharm” or the “Company”), today announced that Executive Chairman, Mr Paul Hopper announced he has sold 5,000 American Depositary Shares (ADSs) (1,500,000 shares) on market as part of the NASDAQ listing.

RAD has approved the sale of a small quantity of Mr Hopper’s shareholding to satisfy the recommendations of the US bankers and lawyers. The transaction was to provide liquidity on the first day of trading of the Company’s equity on Nasdaq.

Mr Hopper said, “As the Founder, Executive Chairman and substantial holder in the Company, I remain committed to Radiopharm, and I am very excited about its prospects. I look forward to continuing to drive success for the Company and for its shareholders.”

Authorised on behalf of the Radiopharm Theranostics Board of Directors by Executive Chairman Paul Hopper.

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.      Amended 01/01/11

Name of Entity:	Radiopharm Theranostics Limited (ASX: RAD)
ABN:	57 647 877 889

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director:	Paul Hopper
Date of Last Notice:	18 September 2024

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or Indirect Interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.
Date of change	5 December 2024

No. of securities held prior to change		Shares	Options
	Direct	55,400,000	27,500,000
	Indirect	93,821,428	9,017,518
	Total	149,221,428	36,517,518

Class	American Depositary Shares (ADSs) / (RAD ordinary shares)

Number acquired		Shares	Options
	Direct	-	-
	Indirect	-	-
	Total	-	-

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

Number disposed		Shares	Options
	Direct	1,500,000*	-
	Indirect	-	-
	Total	1,500,000*	-
*5,000 American Depositary Shares (ADSs)

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	US$28,000 (equivalent to AU$43,037.20)

No. of securities held after change		Shares	Options
	Direct	53,900,000	27,500,000
	Indirect	93,821,428	9,017,518
	Total	147,721,428	36,517,518

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	01/01/2011

Appendix 3Y

Change of Director’s Interest Notice

Part 3 – Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 3